UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Varian Medical Systems, Inc.

Retirement Plan

We have audited the financial statements of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

June 20, 2007

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2006	2005
Assets
Investments, at fair value (Note 3)	$539,545	$521,850

Contributions receivable
Participant	452	437
Employer	647	658

Total receivable	1,099	1,095

Total assets	540,644	522,945

Liabilities
Accrued expenses	—	103

Net assets available for benefits at fair value	540,644	522,842
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	423	531

Net assets available for benefits	$541,067	$523,373

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2006
Additions to net assets attributed to
Net unrealized and realized appreciation in the fair value of investments	$18,282
Interest income	28,465

Total investment income	46,747

Contributions
Participant	18,591
Employer	8,692

Total contributions	27,283

Total additions	74,030

Deductions from net assets attributed to
Benefits paid to participants	55,992
Administrative expenses	344

Total deductions	56,336

Net increase in net assets	17,694

Net assets available for benefits
Beginning of year	523,373

End of year	$541,067

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Contributions can come from participant before-tax contributions, participant after-tax contributions, Employee Incentive Plan (“EIP”) bonus contributions, Management Incentive Plan (“MIP”) bonus contributions, Varian performance incentive plan bonus, rollover contributions, Company matching contributions, matching EIP bonus contributions, matching MlP bonus contributions, matching Varian performance incentive plan bonus, and Company discretionary retirement profit-sharing contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Contributions and Participant Accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 25% of their base pay on a pre-tax basis, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. New Plan participants must complete one year of service before making any after-tax contributions to the Plan, up to a maximum of 15% of their base pay.

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of participants’ before-tax or after-tax deposits, up to a maximum of 6% of participants’ eligible base pay. The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2006.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, earnings or account balances, as defined.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2006 and 2005

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among 21 investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. The interest rates range from 5% to 10.5% on loans outstanding at December 31, 2006. Principal and interest is paid ratably through payroll deductions over five years or less. Upon employment termination, the entire loan balance becomes immediately due and payable unless the participant arranges to repay the loan through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their accounts or annual installments over a period of years.

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2006 and 2005

plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the statement of net assets for the periods presented. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Risks and Uncertainties

The Plan provides participants with various investment options in mutual funds, common/collective trust, and a Company common stock fund, which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Plan held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments held in the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. Investments in the common/collective trust are valued at fair value, as determined by Fidelity Trust. The Fidelity Managed Income Portfolio II consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio II is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Plan presents in its investment income the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on these investments.

Payment of Benefits

Benefits are recorded when paid.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2006 and 2005

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
(in thousands of dollars)
Fidelity Growth Company Fund	$100,859	$106,375
PIM Total Return Instl CL	85,882	94,518
Vanguard Institutional Index	60,881	58,402
Fidelity Balanced Fund	55,997	52,745
Fidelity Growth and Income Portfolio	54,948	58,903
Fidelity Diversified International	37,177	—
Fidelity Managed Income Portfolio II	35,300	35,714
NB Genesis Trust	32,461	39,624

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by approximately $18,282,000 as follows:

(in thousands of dollars)
Mutual funds	$19,442
Company Stock Fund	(1,160)

4.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2006, and December 31, 2005 consisted of 393,859 shares and 372,033 shares, respectively, with fair market values of approximately $18,736,000 and $19,007,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock fund, approximately $421,000 and $187,000 at December 31, 2006, and December 31, 2005, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the year ended December 31, 2006 were $344,000.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2006 and 2005

5.	Income Tax Status

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

	Net assets available for benefits	Investment income
(in thousands of dollars)
Balance per the financial statements	$541,067	$46,747
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(423)	(423)

Balance per the Form 5500	$540,644	$46,324

Supplemental Schedule

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a) Identity of Issuer	(b) Description of Investment	(c) Units	(e) Current Value
* Fidelity Growth Company	Mutual Fund		$100,859,398
PIM Total Return Instl CL	Mutual Fund		85,882,475
Vanguard Institutional Index	Mutual Fund		60,880,862
* Fidelity Balanced	Mutual Fund		55,997,125
* Fidelity Growth and Income Portfolio	Mutual Fund		54,948,204
* Fidelity Diversified International	Mutual Fund		37,177,040
NB Genesis Trust	Mutual Fund		32,461,433
H&W Large Cap Value I	Mutual Fund		9,269,679
* Fidelity Freedom 2020	Mutual Fund		8,274,635
* Spartan International Index	Mutual Fund		6,058,170
Vanguard Small Cap Index Inv	Mutual Fund		5,545,372
* Fidelity Freedom 2030	Mutual Fund		5,178,443
* Fidelity Freedom 2010	Mutual Fund		4,931,077
Century Small Cap Select Instl CL	Mutual Fund		4,091,552
* Spartan Total Market Index	Mutual Fund		3,781,421
* Fidelity Freedom 2040	Mutual Fund		3,097,689
* Fidelity Freedom Income	Mutual Fund		1,993,905
Vanguard Total Bond Market Index	Mutual Fund		1,241,840
* Fidelity Freedom 2000	Mutual Fund		27,970
* Fidelity Managed Income Portfolio II	Common/Collective Trust		35,300,485
VMS Company Stock	Common Stock		18,735,873
* Fidelity Institutional Money Market Portfolio	Money Market		421,446
Participant Loans	Range of Interest from
	5% to 10.5%		3,388,475

			$539,544,569

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC. RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy S. Reitherman
Wendy S. Reitherman
Vice President, Human Resources

Date: June 21, 2007